SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For 16 May 2006

InterContinental Hotels Group PLC

(Registrant’s name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☐         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	1st Quarter Results dated 16 May 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	16 May 2006

Exhibit 99.1

16 May 2006

InterContinental Hotels Group PLC

First Quarter Results to 31 March 2006

First Quarter Headlines

•	Continuing revenue up 22% from £153m to £186m, up 14% at constant exchange rates.

•	Continuing operating profit up 40% from £30m to £42m, up 27% at constant exchange rates.

•	Total operating profit, including discontinued operations, of £46m.

•	Franchised operating profit up 25% to £55m. Managed operating profit up 36% to £19m.

•	Adjusted earnings per share up 13% from 6.8p to 7.7p.

•	Total gross revenue from all hotels in IHG’s system up 9% to $3.4bn.*

•	Global constant currency RevPAR growth of 11.6%. Strongest growth in Americas, up 13.0%, with continued rate increases.

•	Room count steady at 537,544 rooms. Pipeline up by 8,452 to 116,964.

*	Total gross revenue is defined as total room revenue (i.e. excluding food and beverage) from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG’s brands.

All figures and movements unless otherwise noted are at actual exchange rates and before other operating income and expenses. Constant exchange rate comparatives shown in appendix 4.

See appendix 3 for analysis of financial headlines.

Commenting on the results and trading, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:

“Results for the quarter were strong, helped by buoyant market conditions around the world and the impact of actions taken during the second half of 2005. These changes included strengthened and refocused development teams, new operating structures and revisions to our marketing approach in key locations. The disposal programme is on track, we remain focused on enhancing the quality of our estate and our pipeline of new hotel signings, the largest in the industry, continues to grow. The outlook for the rest of the year remains positive.”

Americas: strong performance across all brands

Revenue performance

RevPAR increased 13.0% with rate generating most of the increase, up 8.4%. InterContinental, Holiday Inn and Candlewood each outperformed their market segments, with RevPAR up 14.5%, 12.5% and 13.0% respectively. Holiday Inn Express, Crowne Plaza and Staybridge Suites also showed continued good RevPAR growth, with 13.8%, 11.9% and 8.6% increases respectively.

Operating profit performance

Operating profit from continuing operations increased 25% from $69m to $86m. Continuing owned and leased profit improved from $2m to $4m, driven by increased rates at InterContinental New York and InterContinental Buckhead, Atlanta, but impacted by pre opening costs at InterContinental Boston. Managed profit was up 38% to $11m, benefiting from retained management contracts on assets disposed. Franchised profit increased 13% to $85m. Including discontinued operations, total operating profit increased from $84m to $87m.

EMEA: RevPAR growth accelerating

Revenue performance

RevPAR increased 8.7%, with all major countries performing well. The Middle East had another outstanding quarter, growing RevPAR by 27.9%. Germany achieved a 3.2% RevPAR gain in the quarter. France delivered a RevPAR increase of 2.3%, benefiting from continued improvement at InterContinental Paris Le Grand. In the UK, the Holiday Inn estate grew RevPAR by 3.0%.

Operating profit performance

Operating profit from continuing operations increased 200% from £1m to £3m. Continuing owned and leased operations generated a loss of £5m, with the improved performance at InterContinental Le Grand Paris, where occupancy increased from 52% to 70%, outweighed by the impact of the closure of InterContinental London for refurbishment. The InterContinental London is now expected to reopen towards the end of 2006. Managed profit was up 33% from £6m to £8m, primarily as a result of retained management contracts on assets disposed. Franchised profit increased 25% from £4m to £5m. Including discontinued operations, total operating profit reduced from £26m to £6m.

Asia Pacific: strong growth

Revenue performance

RevPAR increased 8.8%, mainly driven by rate. Occupancy increased from 70.4% to 72.3%. Crowne Plaza RevPAR increased 11.1%, and Holiday Inn RevPAR 10.4%. Greater China RevPAR increased 8.5%, driven by rate increases as strong demand for IHG’s brands continues.

Operating profit performance

Operating profit from continuing operations increased 18% from $11m to $13m. Owned and leased operating profit increased 33% from $6m to $8m as a result of excellent trading at InterContinental Hong Kong, driven by a nearly 20% rate increase. Managed hotels profit was steady at $8m, after accounting for the cost of increased infrastructure in China.

Overheads

As previously disclosed, IHG expects that in 2006 regional and central overheads will increase ahead of inflation at constant exchange rates. In the quarter, aggregated regional overheads were up £1m at £16m after continued infrastructure investment in China. Central overheads increased by £3m to £17m. This included the cost of the first phase of new global research aimed at gaining a deeper insight into customers’ brand perceptions across the lodging sector, and further developing IHG’s franchise capability around the world. These projects have been planned for 2006 to inform and direct management decision making and support performance in 2007 and beyond.

Increase in development pipeline size

IHG continues to increase its pipeline, in pursuit of the target of 50,000-60,000 net organic room additions by the end of 2008.

•	18,131 rooms were signed; 9,975 in the Americas, 1,101 in EMEA and 7,055 in Asia Pacific.

•	116,964 rooms are now in the pipeline, up 8,452 since the start of the year.

•	IHG’s development activity in China continues to be successful. 11 hotels, 6,470 rooms, were signed in the first quarter, including two InterContinentals and the world’s largest Holiday Inn Express.

IHG maintains its focus on enhancing the quality of its portfolio, in tandem with growth.

•	8,343 rooms opened; 7,140 in the Americas and 1,203 in EMEA.

•	8,332 rooms exited; 5,922 in the Americas, 2,076 in EMEA and 334 in Asia Pacific. The majority were at IHG’s instigation.

•	The room count at the end of the period remained steady at 537,544. 2,508 net InterContinental and Crowne Plaza rooms were added, enhancing the mix of IHG’s hotel portfolio and the distribution of IHG’s upscale brands.

Disposals and returns of funds

The disposal of 24 hotels in Continental Europe was announced during the first quarter, with a 15 year franchise agreement, for which proceeds of approximately £240m have been received. Seven InterContinental branded hotels in Continental Europe were put on the market in the quarter. The sale of IHG’s shares in FelCor Lodging Trust Incorporated (“Felcor”) was also completed for a total of $191m, generating a gain of £25m, following the renegotiation of IHG’s hotel management agreement with Felcor.

IHG’s returns of funds to shareholders continued in the quarter, with the second £250m share buyback now completed, the third £250m share buyback underway, and £500m proposed to be returned to shareholders on 22 June 2006 via a special dividend. Upon completion of the third share buyback and the £500m special dividend, IHG will have returned £2.75bn to its shareholders since Separation from Six Continents in April 2003.

Appendix 1: Asset disposal programme detail

	Number of hotels	Proceeds		Net book value
Disposed to date	168	£2.5	bn	£2.4	bn
On the market	7	—		£0.4	bn
Remaining hotels	22	—		£0.9	bn

For a full list please visit www.ihgplc.com/Investors

Appendix 2: Return of funds programme*

	Timing	Total return		Returned to date		Still to be returned
£501m special dividend	Paid December 2004	£501	m	£501	m	Nil
First £250m share buyback	Completed in 2004	£250	m	£250	m	Nil
Second £250m share buyback	Completed in 2006	£250	m	£250	m	Nil
£996m capital return	Paid 8 July 2005	£996	m	£996	m	Nil
Third £250m share buyback	Underway	£250	m	£20	m	£230	m
£500m special dividend	22 June 2006	£500	m	—		£500	m
Total		£2.75	bn	£2.02	bn	£0.73b	n

*	To 16 May 2006.

Appendix 3: Financial headlines

Q1 £m	Total		Americas		EMEA		Asia Pacific		Central
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Franchised operating profit	55	44	49	39	5	4	1	1	—	—
Managed operating profit	19	14	6	4	8	6	5	4	—	—
Continuing owned and leased operating profit	1	1	2	2	(5)	(4)	4	3	—	—
Regional overheads	(16)	(15)	(8)	(8)	(5)	(5)	(3)	(2)	—	—
Continuing operating profit pre central overheads	59	44	49	37	3	1	7	6	—	—
Central overheads	(17)	(14)	—	—	—	—	—	—	(17)	(14)
Continuing operating profit	42	30	49	37	3	1	7	6	(17)	(14)
Discontinued owned and leased operating profit	4	35	1	7	3	25	—	3	—	—
Total operating profit	46	65	50	44	6	26	7	9	(17)	(14)

Appendix 4: Constant currency continuing operating profits before special items for the period.

	Americas		EMEA		Asia Pacific		Total***
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**
Growth	32%	22%	200%	200%	17%	17%	40%	27%

Exchange rates	USD:GBP	EUR:GBP
Q1 2006	1.75	1.46
Q1 2005	1.90	1.44

*	Sterling actual currency
**	Translated at constant Q1 2005 exchange rates
***	After Central Overheads

For further information, please contact:

Investor Relations (Gavin Flynn/Paul Edgecliffe-Johnson):	+44 (0) 1753 410 176
+44 (0) 7808 098 972
Media Affairs (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of the key executives.

Conference call for Analysts and Shareholders

A conference call with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) will commence at 8.00 am (London time) on 16 May. There will be an opportunity to ask questions.

UK Local Rate	0800 953 0844
Standard International Dial In	+44 (0)1452 562 716
Conference ID:	8468828

A recording of the conference call will be available for 7 days. To access this please dial the relevant number below and use the access number 8468828#

UK dial in	0800 953 1533
International dial-in	+44 (0)1452 550 000

US Q&A conference call

There will also be a conference call, primarily for US investors and analysts, at 10am (Eastern Standard Time) on 16 May with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director). There will be an opportunity to ask questions.

International dial-in	+44 (0)1452 562 716
US Toll Free	1866 832 0717
Conference ID:	8509756

A recording of the conference will also be available for 7 days. To access this please dial the relevant number below and use the access number 8509756#

International dial-in	+44 (0)1452 550 000
US Toll Free	1866 247 4222

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on 16 May 2006. The web address is www.ihgplc.com/Q1

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world’s largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,600 hotels and 537,500 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world’s largest hotel loyalty programme, Priority Club® Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at http://www.ichotelgroup.com/ and information for the Priority Club Rewards programme at http://www.priorityclub.com/.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘ target’, ‘expect’, ‘intend’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in “Risk Factors” in the InterContinental Hotels Group PLC Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

INTERCONTINENTAL HOTELS GROUP PLC

GROUP INCOME STATEMENT

For the three months ended 31 March 2006

	3 months ended 31 March 2006						3 months ended 31 March 2005
	Continuing operations £m		Discontinued operations £m		Total £m		Continuing operations £m		Discontinued operations £m		Total £m
Revenue (note 3)	186		53		239		153		380		533
Cost of sales	(90)		(46)		(136)		(77)		(295)		(372)
Administrative expenses	(39)		—		(39)		(34)		(17)		(51)

	57		7		64		42		68		110
Depreciation and amortisation	(15)		(3)		(18)		(12)		(22)		(34)
Other operating income and expenses (note 8)	25		—		25		—		—		—

Operating profit (note 4)	67		4		71		30		46		76
Financial income	9		—		9		7		—		7
Financial expenses	(10)		—		(10)		(18)		—		(18)

Profit before tax	66		4		70		19		46		65
UK tax	(2)		—		(2)		5		(11)		(6)
Foreign tax	(16)		(1)		(17)		(10)		(3)		(13)

Total tax (note 9)	(18)		(1)		(19)		(5)		(14)		(19)

Profit after tax	48		3		51		14		32		46
Gain on disposal of assets, net of tax credit of £1m (2005 £1m)	—		2		2		—		9		9

Profit available for shareholders	48		5		53		14		41		55

Attributable to:
Equity holders of the parent	48		5		53		14		37		51
Minority equity interest	—		—		—		—		4		4

Profit for the period	48		5		53		14		41		55

Earnings per ordinary share (note 10):
Basic	11.1	p	1.2	p	12.3	p	2.3	p	5.9	p	8.2	p
Diluted	10.9	p	1.1	p	12.0	p	2.3	p	5.8	p	8.1	p
Adjusted	7.0	p			7.7	p	2.3	p			6.8	p

INTERCONTINENTAL HOTELS GROUP PLC

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the three months ended 31 March 2006

	2006 3 months ended 31 March £m	2005 3 months ended 31 March £m
Income and expense recognised directly in equity
Losses on valuation of available-for-sale assets	(1)	(19)
Exchange differences on retranslation of foreign operations	(3)	6

	(4)	(13)
Transfers to the income statement
On disposal of available-for-sale assets	(15)	—
Tax on items above taken directly to or transferred from equity	8	—

Net expense recognised directly in equity	(11)	(13)

Profit for the period	53	55

Total recognised income and expense for the period	42	42

Attributable to:
Equity holders of the parent	42	38
Minority equity interest	—	4

	42	42

INTERCONTINENTAL HOTELS GROUP PLC

GROUP CASH FLOW STATEMENT

For the three months ended 31 March 2006

	2006 3 months ended 31 March £m	2005 3 months ended 31 March £m
Profit for the period	53	55
Adjustments for:
Net financial expenses	1	11
Income tax charge	19	19
Gain on disposal of assets, net of tax	(2)	(9)
Other operating income and expenses	(25)	—
Depreciation and amortisation	18	34
Equity settled share-based cost, net of payments	1	(1)

Operating cash flow before movements in working capital	65	109
Increase in inventories	—	(4)
Increase in receivables	(18)	(31)
Decrease in provisions and other payables	(20)	(28)
Decrease in employee benefit obligation	—	(29)

Cash flow from operations	27	17
Interest paid	(10)	(13)
Interest received	7	4
Tax paid	(8)	(12)

Net cash from operating activities	16	(4)

Cash flow from investing activities
Purchases of property, plant and equipment - Hotels	(18)	(25)
Purchases of associates and other financial assets - Hotels	(4)	(7)
Disposal of assets, net of cash disposed of - Hotels	26	239
Proceeds from other financial assets - Hotels	110	6
Purchases of property, plant and equipment - Soft Drinks	—	(16)

Net cash from investing activities	114	197

Cash flow from financing activities
Proceeds from the issue of share capital	2	3
Purchase of own shares	(27)	(47)
Net movement in shares in employee share trusts	(8)	—
Dividends paid to shareholders	—	(17)
Decrease in borrowings	(124)	(112)

Net cash from financing activities	(157)	(173)

Net movement in cash and cash equivalents in the period	(27)	20
Cash and cash equivalents at beginning of the period	324	72
Exchange rate effects	(1)	(1)

Cash and cash equivalents at end of the period	296	91

INTERCONTINENTAL HOTELS GROUP PLC

GROUP BALANCE SHEET

31 March 2006

	2006 31 March £m	2005 31 December £m
ASSETS
Property, plant and equipment	967	1,356
Goodwill	116	118
Intangible assets	122	120
Investment in associates	41	42
Other financial assets	114	113

Total non-current assets	1,360	1,749

Inventories	3	3
Trade and other receivables	249	252
Current tax receivable	18	22
Cash and cash equivalents	296	324
Other financial assets	6	106

Total current assets	572	707
Non-current assets classified as held for sale	672	279

Total assets	2,604	2,735

LIABILITIES
Loans and other borrowings	(24)	(2)
Trade and other payables	(447)	(468)
Current tax payable	(326)	(324)

Total current liabilities	(797)	(794)

Loans and other borrowings	(267)	(410)
Employee benefits	(76)	(76)
Provisions and other payables	(109)	(107)
Deferred tax payable	(122)	(210)

Total non-current liabilities	(574)	(803)
Liabilities classified as held for sale	(119)	(34)

Total liabilities	(1,490)	(1,631)

Net assets (note 13)	1,114	1,104

EQUITY
IHG shareholders’ equity	1,094	1,084
Minority equity interest	20	20

Total equity	1,114	1,104

INTERCONTINENTAL HOTELS GROUP PLC

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The unaudited financial statements for the period ended 31 March 2006 and 31 March 2005 and the audited balance sheet for the year ended 31 December 2005 have been prepared in accordance with International Financial Reporting Standards endorsed by the European Union and available for use by listed European companies.

Details of the accounting policies applied in the period ended 31 March 2006 are set out in the 2005 InterContinental Hotels Group PLC (IHG) Annual Report and Financial Statements.

These interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The Annual Report and Financial Statements for the year ended 31 December 2005, which contain an unqualified audit report, have been filed with the Registrar of Companies.

A reclassification that reduced the 31 March 2005 administrative expenses by £6m and increased costs of sales has been made.

2.	Exchange rates

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate for the three months ended 31 March is £1= $1.75 (2005 3 months, £1 = $1.90). In the case of the euro, the translation rate for the three months ended 31 March is £1 = €1.46 (2005 3 months, £1 = €1.44).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$1.73 (2005 31 March £1 = $1.88; 31 December £1 = $1.73). In the case of the euro, the translation rate is £1 = €1.43 (2005 31 March £1 = €1.45; 31 December £1= €1.46).

3.	Revenue

	2006 3 months ended 31 March £m	2005 3 months ended 31 March* £m
Hotels
Continuing operations
Americas (note 5)	106	83
EMEA (note 6)	41	40
Asia Pacific (note 7)	27	20
Central	12	10

	186	153
Discontinued operations
Hotels	53	191
Soft Drinks	—	189

	53	380

	239	533

*	Other than for Soft Drinks which reflects 16 weeks ended 17 April 2005.

4.	Operating profit

	2006 3 months ended 31 March £m	2005 3 months ended 31 March* £m
Hotels
Continuing operations
Americas (note 5)	49	37
EMEA (note 6)	3	1
Asia Pacific (note 7)	7	6
Central	(17)	(14)

	42	30
Discontinued operations
Hotels	4	35
Soft Drinks	—	11

	4	46

	46	76
Other operating income and expenses (note 8)	25	—

Operating profit	71	76

*	Other than for Soft Drinks which reflects 16 weeks ended 17 April 2005.

5.	Americas

	2006 3 months ended 31 March $m	2005 3 months ended 31 March $m
Revenue
Owned & Leased	54	48
Managed	36	25
Franchised	96	85

Continuing operations	186	158
Discontinued operations – Owned & Leased	6	61

Total $m	192	219

Sterling equivalent £m	109	115

Operating profit
Owned & Leased	4	2
Managed	11	8
Franchised	85	75

Continuing operations	100	85
Discontinued operations – Owned & Leased	1	15

	101	100
Regional overheads	(14)	(16)

Total $m	87	84

Sterling equivalent £m	50	44

6.	EMEA

	2006 3 months ended 31 March £m	2005 3 months ended 31 March £m
Revenue
Owned & Leased	20	24
Managed	14	10
Franchised	7	6

Continuing operations	41	40
Discontinued operations – Owned & Leased	50	143

Total	91	183

Operating profit
Owned & Leased	(5)	(4)
Managed	8	6
Franchised	5	4

Continuing operations	8	6
Discontinued operations – Owned & Leased	3	25

	11	31
Regional overheads	(5)	(5)

Total	6	26

7.	Asia Pacific

	2006 3 months ended 31 March $m	2005 3 months ended 31 March $m
Revenue
Owned & Leased	32	27
Managed	13	10
Franchised	2	1

Continuing operations	47	38
Discontinued operations – Owned & Leased	—	30

Total $m	47	68

Sterling equivalent £m	27	36

Operating profit
Owned & Leased	8	6
Managed	8	8
Franchised	1	1

Continuing operations	17	15
Discontinued operations – Owned & Leased	—	5

	17	20
Regional overheads	(4)	(4)

Total $m	13	16

Sterling equivalent £m	7	9

8.	Special items

	2006 3 months ended 31 March £m	2005 3 months ended 31 March £m
Other operating income and expenses
Gain on sale of investment in FelCor Lodging Trust, Inc.	25	—

Tax
Tax on other operating income and expenses	(7)	—

All special items relate to continuing operations.

9.	Tax

The tax charge on profit before tax, excluding the impact of special items (note 8), has been calculated using an estimated effective annual tax rate of 28%.

10.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

	2006 3 months ended 31 March		2005 3 months ended 31 March
	Continuing operations £m	Total £m	Continuing operations £m	Total £m
Basic earnings per share
Profit available for equity holders	48	53	14	51
Basic weighted average number of ordinary shares (millions)	430	430	617	617
Basic earnings per share (pence)	11.1	12.3	2.3	8.2

Adjusted earnings per share
Profit available for equity holders	48	53	14	51
Less adjusting items:
Other operating income and expenses (note 8)	(25)	(25)	—	—
Tax (note 8)	7	7	—	—
Gain on disposal of assets, net of tax	—	(2)	—	(9)

Adjusted earnings	30	33	14	42
Basic weighted average number of ordinary shares (millions)	430	430	617	617
Adjusted earnings per share (pence)	7.0	7.7	2.3	6.8

Diluted earnings per share
Profit available for equity holders	48	53	14	51
Diluted weighted average number of ordinary shares (millions) (see below)	442	442	629	629
Diluted earnings per share (pence)	10.9	12.0	2.3	8.1

	2006 31 March millions	2005 31 March millions
Diluted weighted average number of ordinary shares is calculated as:
Basic weighted average number of ordinary shares	430	617
Dilutive potential ordinary shares – employee share options	12	12

	442	629

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by special items, to give a more meaningful comparison of the Group’s performance.

11.	Cash flows from discontinued operations

	2006 3 months ended 31 March £m	2005 3 months ended 31 March £m
Hotels
Operating profit before interest, depreciation and amortisation	9	43
Investing activities	(2)	(9)
Financing activities	(1)	(14)

	6	20

Soft Drinks
Operating profit before interest, depreciation and amortisation	—	25
Investing activities	—	(16)
Financing activities	—	64

	—	73

12.	Net debt

	2006 31 March £m	2005 31 December £m
Cash and cash equivalents	296	324
Loans and other borrowings	(291)	(412)

	5	(88)

13.	Net assets

	2006 31 March £m	2005 31 December £m
Hotels
Americas	300	369
EMEA	856	951
Asia Pacific	293	296
Central	90	88

	1,539	1,704
Net debt	5	(88)
Unallocated assets and liabilities	(430)	(512)

	1,114	1,104

14.	Movement in IHG shareholders’ equity

	2006 3 months ended 31 March £m	2005 3 months ended 31 March £m
At 1 January	1,084	1,817
Total recognised income and expense for the period	42	38
Issue of ordinary shares	3	3
Purchase of own shares	(28)	(67)
Movement in shares in employee share trusts and share schemes	(7)	(1)

At 31 March	1,094	1,790

15.	Contingencies

At 31 March 2006 the Group had contingent liabilities of £20m (2005 31 December, £20m), mainly comprising guarantees given in the ordinary course of business.

16.	Post balance sheet event

The disposal of 23 hotels in Continental Europe was announced on 13 March 2006. The disposal was completed on 28 April 2006.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been instructed by the company to review the financial information for the three months ended 31 March 2006 which comprises the Group Income Statement, Group Statement of Recognised Income and Expense, Group Cash Flow Statement, Group Balance Sheet and the related notes 1 to 16. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 31 March 2006.

Ernst & Young LLP

London

15 May 2006